UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-268454) of China Natural Resources, Inc. (the “Company,” “we,” “us,” and “our”).

Press Release

On February 21, 2024, the Company issued a press release announcing the closing of its previously announced registered direct offering and private placement with certain institutional investors of a total of approximately $3.27 million of its common shares and warrants to purchase common shares. The full text of the press release is attached as Exhibit 15.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
15.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: February 23, 2024	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman, President and Chief Executive Officer